 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 14, 2023
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on November 14, 2023, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the fourth tranche of the 2023 programme was announced: 27 October 2023.

The duration of the fourth tranche of the 2023 programme: 30 October 2023 to no later than 29 January 2024.

From 6 November to 10 November 2023, Equinor ASA has purchased a total of 1,465,000 own shares at the Oslo Stock Exchange at an average price of NOK 362.9189 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
6 November	285,000	370.7312	105,658,392.00
7 November	290,000	362.9497	105,255,413.00
8 November	295,000	359.0414	105,917,213.00
9 November	293,000	358.3070	104,983,951.00
10 November	302,000	363.7788	109,861,197.60

Previously disclosed buy-backs under the fourth tranche of the 2023 programme	1,512,000	373.5332	564,782,255.20

Total buy-backs under fourth tranche of the 2023 programme (accumulated)	2,977,000	368.3098	1,096,458,421.80

Following the completion of the above transactions, Equinor ASA owns a total of 48,242,389 own shares, corresponding to 1.61% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: November 14, 2023	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer